Exhibit 3.37(a)

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:53 PM 09/30/2008
FILED 01:28 PM 09/30/2008
SRV 080999236 - 4606839 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Local Concrete Supply & Equipment, LLC

Second: The address of its registered office in the State of Delaware is 615 South Dupont Hwy in the City of Dover, Delaware. Zip code 19901. The name of its Registered agent at such address is Capitol Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 30th day of September, 2008.

By: ________________
Authorized Person (s)

Name: Curt M. Lindeman